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20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 24 2010

Washington, DC 122

SEC FILE NUMBER
8-51520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway NW, Building One, Suite 100
(No. and Street)

Atlanta	Georgia	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore J. Bender III 404-841-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/23/2010

OATH OR AFFIRMATION

I, Theodore J. Bender III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender LLC, as of December, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


GAYLE D. HARBEKE
NOTARY
EXPIRES
GEORGIA
MAY 16, 2012
PUBLIC
COBB COUNTY

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROFT & BENDER LLC

FINANCIAL STATEMENTS
December 31, 2009 and 2008
WITH SUPPLEMENTARY DATA
December 31, 2009

CROFT & BENDER LLC

FINANCIAL STATEMENTS
December 31, 2009 and 2008

CONTENTS


WB

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

To The Members of
Croft & Bender LLC

We have audited the accompanying statements of financial condition of **Croft & Bender LLC** (a Georgia limited liability company) as of December 31, 2009 and 2008, and the related statements of income, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croft & Bender LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

February 15, 2010

CROFT & BENDER LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 658,111	$ 561,590
Accounts receivable	33,857	37,167
Reimbursable expenses receivable	10,863	24,892
Prepaid expense	20,000	9,734
Total Current Assets	722,831	633,383
FURNISHINGS AND EQUIPMENT, less accumulated depreciation of $353,083 in 2009 and $325,966 in 2008	52,296	79,413
OTHER ASSETS	6,602	6,602
Total Assets	$ 781,729	$ 719,398
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 14,970	$ -
Accrued expenses	24,317	49,167
Total Current Liabilities	39,287	49,167
MEMBERS' EQUITY:		
Members' capital	40,000	40,000
Retained earnings	702,442	630,231
Total Members' Equity	742,442	670,231
Total Liabilities and Members' Equity	$ 781,729	$ 719,398

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENTS OF INCOME
For The Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES:		
Merger and acquisition fees	$ 832,500	$ 2,718,673
Private placement fees	2,723,929	47,500
Financial advisory fees and other income	20,000	25,000
Management fees, net	772,438	757,766
Loss on investment	-	(172,938)
Total Revenue	4,348,867	3,376,001
OPERATING EXPENSES:		
Salary and benefits expense	2,932,746	2,666,151
Commissions	223,900	9,000
Office expense	151,639	146,755
Professional fees	130,513	152,963
Occupancy expense	134,118	99,188
Business development expense	89,008	84,411
Other operating expenses	43,808	68,572
Bad debt expense	18,824	51,158
Depreciation expense	27,117	23,116
Total Operating Expenses	3,751,673	3,301,314
Operating Income	597,194	74,687
OTHER INCOME AND (EXPENSES)		
Interest income	11,753	32,898
Other expense	(36,736)	-
Total Other (Expense)/Income	(24,983)	32,898
NET INCOME	$ 572,211	$ 107,585

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For The Years Ended December 31, 2009 and 2008

	Members' Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE, December 31, 2007	$ 40,000	$ 1,922,646	$ (115,550)	$ 1,847,096
Comprehensive Income:				
Net income	-	107,585	-	107,585
Other comprehensive income - Change in unrealized loss on investment securities	-	-	115,550	115,550
Total Comprehensive Income				223,135
Distributions to members	-	(1,400,000)	-	(1,400,000)
BALANCE, December 31, 2008	$ 40,000	$ 630,231	$ -	$ 670,231
Net income	-	572,211	-	572,211
Distributions to members	-	(500,000)	-	(500,000)
BALANCE, December 31, 2009	$ 40,000	$ 702,442	$ -	$ 742,442

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 572,211	$ 107,585
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	27,117	23,116
Realized loss on investments	-	172,938
Bad debt expense	18,824	51,158
Changes in:		
Accounts receivable	(15,514)	6,538
Prepaid rent	(10,266)	(9,734)
Reimbursable expenses receivable	14,029	18,104
Notes receivable	-	1,000
Due from Fund II	-	150,781
Accrued compensation	-	(203,912)
Accrued expenses	(24,850)	49,167
Deferred revenue	-	(23,287)
Accounts payable	14,970	(23,587)
Net Cash Provided By Operating Activities	596,521	319,867
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furnishings and equipment	-	(2,185)
Redemption of warrants	-	171,924
Proceeds from sale of investments	-	80,844
Net Cash Provided By Investing Activities	-	250,583
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members	(500,000)	(1,400,000)
NET INCREASE (DECREASE) IN CASH	96,521	(829,550)
CASH, BEGINNING OF YEAR	561,590	1,391,140
CASH, END OF YEAR	$ 658,111	$ 561,590

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND INCOME TAXES PAID	$ -	$ -

CROFT & BENDER LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croft & Bender LLC (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Capital I, L.P. ("Fund I") and C&B Capital II, L.P. and a parallel partnership, C&B Capital II (PF), L.P. (collectively referred to as "Fund II"), private equity investment partnerships collectively referred to herein as the "Funds". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

The Company enters into engagement agreements primarily with corporate clients to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and success fees for completed private placement financings and merger and acquisition transactions. Financial advisory fees and private placement fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. During 2009, revenue was recognized from approximately fifteen clients, and six clients accounted for approximately 94% of revenues, excluding management fees. Approximately 13 financing and merger and acquisition engagement agreements with various clients were open at December 31, 2009. During 2008, revenue was recognized from approximately 17 clients, and two clients accounted for approximately 29% of revenues, excluding management fees. Approximately nine financing and merger and acquisition engagement agreements with various clients were open at December 31, 2008.

Through a management agreement with the General Partner of each of the Funds, the Company provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Funds during the initial investment period
(five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments. Management fees are paid quarterly in advance and are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as a receivable when incurred and are billed to the client periodically. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible. This method differs from U.S. generally accepted accounting principles, which calls for recording billable reimbursable expenses as revenue. Management considers the effect to be immaterial.

Cash and Cash Equivalents

Cash represents withdrawable deposits in banks located in Georgia. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less and certificates of deposit to be cash equivalents. From time to time, balances may exceed insured amounts.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2009 and 2008, management does not believe that an allowance for doubtful accounts is necessary.

Warrants

Warrants representing partial payment for the Company's services are sometimes issued by clients to the Company. During 2008, the Company recognized $544,593 in revenues as a result of exercising warrants and simultaneously selling the shares received. The Company did not exercise any warrants during 2009. At December 31, 2009 and 2008, the Company was the holder of warrants which were considered to not be readily marketable, expire on various dates through 2016, have an aggregate exercise price of approximately $1.2 million and $1.5 million, respectively, and had estimated fair value of $0 as of December 31, 2009 and 2008. Subsequent to December 31, 2009, the Company exercised warrants at an exercise price of $136,000. The warrants, though held by and in the name of the Company, have been allocated as accrued compensation to the owners, to certain employees and in some cases to Fund I. Warrants, and the underlying securities to be received upon exercise of the warrants, are generally carried at no value unless a fair value is reasonably determinable.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, and office equipment. Depreciation is provided using straight-line and accelerated methods over useful lives of three years or the life of the existing lease.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

The Financial Accounting Standards Board ("FASB") has issued an interpretation which clarifies generally accepted accounting principles relating to uncertain tax positions. The Company has adopted the provisions accounting for uncertain tax positions as of January 1, 2009. As of and for the year ended December 31, 2009, the Company did not identify any uncertain tax positions that require adjustment to or disclosure in the accompanying financial statements. For financial statements covering periods prior to 2009, the Company evaluated uncertain tax positions in accordance with existing U.S. generally accepted accounting principles.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. RELATED PARTY TRANSACTIONS

The members of the Company are also the principal owners, and managing partners, of two companies, each of which is the general partner of one of the two Funds. Total management fees of $772,438 and $757,766 were earned from the Funds in 2009 and 2008, respectively. Such fees were net of credits of $20,000 and $8,115 for 2009 and 2008, respectively, which were allocated to the Funds by the Company related to transaction fees earned by the Company on transactions with a client in which a Fund invested.

The members of the Company and other key employees may sit on the boards of directors of some of the clients of the Company. The Company may from time to time enter into commercial arrangements with clients or vendors which have board members or employees that are related to members of the Company.

The Company and its members guaranteed a $500,000 line-of-credit made available to Fund I by a commercial bank. The line-of-credit held by Fund I had a balance of $0 at December 31, 2008 and matured on April 10, 2009. The line-of-credit was not renewed during 2009.

The Company and its members guarantee a $2.85 million line-of-credit made available to Fund II by a commercial bank. The line-of-credit held by Fund II had a balance of $2.84 million and $0 at December 31, 2009 and 2008, respectively. The line-of-credit matures on April 10, 2010.

3. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan were $65,903 and $72,667 in 2009 and 2008, respectively.

4. LEASES

The Company has various operating lease agreements for office space and certain office equipment. Rental expense was $146,661 and $109,496 for 2009 and 2008, respectively. As of December 31, 2009, the minimum future rental payments under these leases are as follows:

Year	Amount
2010	$ 27,239
2011	6,540
2012	3,815
Total minimum future rental payments	$ 37,594

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2009, the ratio of aggregate indebtedness to net capital was .06 to one, and net capital was $618,824 which was $613,824 more than required. At December 31, 2008, the ratio of aggregate indebtedness to net capital was .06 to one, and net capital was $512,423, which was $507,423 more than required.


WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY DATA

To The Members of
Croft & Bender LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2009, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.

Certified Public Accountants

February 15, 2010

CROFT & BENDER LLC

SUPPLEMENTARY DATA
December 31, 2009

COMPUTATION OF NET CAPITAL

Members' equity, December 31, 2009	$	742,442
Less non-allowable assets		(123,617)
Net Capital	$	618,825

RECONCILIATION OF MEMBERS' EQUITY

Members' equity, Form 17A-5, Part IIA	$	742,442
Audited financial statement adjustments		-
Members' Equity per Audited Financial Statements	$	742,442

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	618,824
Audited financial statement adjustments to non-allowable assets		-
Net Capital Per Audited Financial Statements	$	618,824

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other liabilities	$	39,287
Total Aggregate Indebtedness	$	39,287
Ratio of Aggregate Indebtedness to Net Capital		.06 to 1

CROFT & BENDER LLC

SUPPLEMENTARY DATA
December 31, 2009

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Croft & Bender LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Croft & Bender LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

WINDHAM BRANNON



WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members of
Croft & Bender LLC

In planning and performing our audit of the financial statements and supplementary data of **Croft & Bender LLC** (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally

accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, Such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

February 15, 2010

WINDHAM BRANNON



WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To The Members of
Croft & Bender LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for period from April 1, 2009 to December 31, 2009, which were agreed to by Croft & Bender LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009-March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7T; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

February 15, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051520 FINRA DEC
CROFT AND BENDER LLC 12*12
BLDG ONE SUITE 100 BLDG 1-100
4200 NORTHSIDE PKWY NW
ATLANTA GA 30327-3054

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LEE ANDERSON 404-841-3131

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 9,809.82

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (685.45)

8/6/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,124.37

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,124.37

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CROFT AND BENDER LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of January, 2010.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,923,925
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 3,923,925
2e. General Assessment @ .0025	$ 9,809.82

(to page 1 but not less than $150 minimum)